Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

Silvercorp to announce First Quarter results on August 14, 2014 and
AGM set for September 19, 2014

VANCOUVER, British Columbia – August 5, 2014 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) announces that its unaudited financial and operating results for the period ended June 30, 2014 will be released on Thursday, August 14, 2014 after market close.

Annual and Special Meeting Of Shareholders on September 19, 2004

The Company’s annual and special meeting of shareholders (the "AGM") will take place on September 19, 2014. The record date for shareholders entitled to vote at the AGM has been set at the close of business on August 5, 2014.

Approval of Advance Notice Policy

The Company is pleased to announce the approval by its board of directors of an advance notice policy (the "Policy") on July 28, 2014. The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement. In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The Policy will be put to shareholders of the Company for approval at the AGM, and if the policy is not confirmed at the meeting by ordinary resolution of shareholders, the Policy will terminate and be of no further force and effect following the termination of the AGM.

The full text of the Policy is available via SEDAR at www.sedar.com

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Silvercorp Metals Inc.
Lorne Waldman, Senior Vice President
Phone: (604) 669-9397
Toll Free 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca